Exhibit 99.1

Super Group Appoints Natara Holloway and Jonathan Jossel to its Board of Directors

New York, NY – May 11, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced the appointment of Natara Holloway and Jonathan Jossel to its Board of Directors, effective immediately. These appointments increase the number of independent board members and take the total directors on Super Group’s Board to nine.

Ms. Holloway joins the Super Group Board following the successful SPAC deal with Sports Entertainment Acquisition Corp, where she was chair of the Audit Committee for the Board of Directors. She previously served in various roles for the National Football League across nearly two decades. In her most recent position, Ms. Holloway was the Vice President of Business Operations and Strategy for Football Operations where she oversaw football strategy and administration, football innovation, and football pipeline development.

Mr. Jossel is currently Chief Executive Officer of Plaza Hotel & Casino (“the Plaza”) and has nearly a decade of gaming industry experience. A well-known figure in the sector, Mr. Jossel was instrumental in the Plaza’s expansion during the revitalization of the downtown district of Las Vegas. Mr. Jossel took over as the Chief Executive Officer of the Plaza in 2014, becoming one of the youngest non-restricted gaming licensees in Las Vegas.

Neal Menashe, Chief Executive Officer of Super Group, commented: “We are thrilled to welcome Jonathan and Natara to the Super Group Board. They both bring a wealth of experience relevant to our industry and will be able to provide valuable perspectives as we continue to pursue our global growth strategy.”

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group